

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2018

Tim Shaheen
CFO
Cadiz Inc.
550 South Hope Street
Suite 2850
Los Angeles, California 90071

> **Re: Cadiz Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-228433**
> **Filed November 16, 2018**

Dear Mr. Shaheen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products